                                                                      Exhibit 12

                             AMERITECH CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                  FOR THE FIVE YEARS ENDED DECEMBER 31, 1998
                             (Dollars in Millions)

                                   1998      1997      1996      1995      1994
                                   ----      ----      ----      ----      ----
EARNINGS
 Income before interest
  income taxes, extraordinary
  item and undistributed
  equity earnings............   $ 6,044   $ 4,116   $ 3,726   $ 3,537   $ 2,162
 Preferred dividends
   of subsidiaries (3).......        53        29        13         9         2
 Portion of rent expense
   representing interest.....        81        73        73        67        64
 Michigan Single
  Business Tax (2)...........        38        43        43        34        33
                                -------   -------   -------   -------   -------
   Total earnings (1)........   $ 6,216   $ 4,261   $ 3,855   $ 3,647   $ 2,261
                                =======   =======   =======   =======   =======
FIXED CHARGES
 Interest expense............   $   611   $   505   $   514   $   469   $   435
 Preferred dividends
   of subsidiaries (3).......        53        29        13         9         2
 Capitalized interest........        27        25        28        20        13
 Portion of rent expense
   representing interest.....        81        73        73        67        64
                                -------   -------   -------   -------   -------
   Total fixed charges.......   $   772   $   632   $   628   $   565   $   514
                                =======   =======   =======   =======   =======
RATIO OF EARNINGS TO FIXED
CHARGES......................      8.05      6.74      6.14      6.45      4.40
                                =======   =======   =======   =======   =======

(1) Results for 1998 include a pretax gain of $1,543 million from the sale of substantially all of our TCNZ shares, as well as a pretax gain of $170 million from the sale of certain telephone and directory assets in Wisconsin to Century Telephone Enterprises Inc. A pretax charge of $104 million for restructuring, combined with a pretax charge of $54 million for a currency-related fair-value adjustment related to our Tele Danmark investment and a pretax charge of $38 million for the costs of redeeming long-term debt, partially offset the gains. Several one-time items were recorded in 1997 and 1996, however the net impact of these items on pretax income was not significant.

     Results for 1995 include a $134 million pretax credit primarily from settlement gains resulting from lump sum pension payments from the pension plan to former employees who left the business in the nonmanagement work force restructuring, as well as a pretax gain of $66 million on the exchange of cellular minority interests. Results for 1994 include a $728 million pretax charge associated with the nonmanagement work force restructuring and a $69 million pretax charge related to the reduction of certain asset values, primarily real estate. Costs of the work force restructuring program were largely funded from the Ameritech Pension Plan.

(2) Earnings are income before income taxes and fixed charges. Since the Michigan Single Business Tax ("the Tax") and rental expense have been deducted, the Tax and the one-third portion of rental expense considered to be fixed charges are added back.

(3) For purposes of the above computation, the preferred stock dividend requirements of subsidiaries have been increased to an amount representing the pretax earnings that would be required to cover the dividend requirements.